

SECU ISSION

AN. 07004014 ORT

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FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Source Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

276 Post Road West
(No. and Street)

Westport (City) Connecticut (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell W. Newton (203) 341-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolin, Winer & Evens LLP
(Name – *if individual, state last, first, middle name*)

400 Garden City Plaza (Address) Garden City (City) New York (State) 11530 (Zip Code)

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2007
WASH. D.C.
190
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3P 3/20

OATH OR AFFIRMATION

I, David Harris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Source Capital Group, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

LORI A. MAXEY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of xxxxxxxxxx Operations.
- [x] (d) Statement of xxxxxxxxxxxxxxxxxxxx Cash Flow.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOURCE CAPITAL GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2006



Margolin, Winer & Evens LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Accountants

Director and Stockholder
Source Capital Group, Inc.

We have audited the accompanying statement of financial condition of Source Capital Group, Inc. (the "Company") as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Source Capital Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolin, Winer + Evens LLP

Garden City, New York
February 23, 2007

Headquarters
400 Garden City Plaza, Suite 500, Garden City, NY 11530-3323 Tel: 516 747-2000 Fax: 516 747-6707 www.mwellp.com
New York Office
330 Madison Avenue, 15th Floor, New York, NY 10017-5001 Tel: 212 973-1000 Fax: 212 973-1004 www.mwellp.com

SOURCE CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

December 31,	2006
ASSETS	
Current Assets:	
Cash and cash equivalents (Note 2)	$ 668,102
Receivables from brokers, dealers and clearing organizations	460,443
Deposits with clearing organizations	253,256
Securities owned (Note 4):	
Marketable, at market value	95,986
Not readily marketable, at estimated fair value	7,092
Prepaid expenses and other current assets	144,745
Total Current Assets	1,629,624
Other Assets:	
Security deposits (Note 6)	49,106
Other	18,054
Total Other Assets	67,160
Total Assets	$ 1,696,784
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Securities sold, not yet purchased, at market value (Note 4)	$ 3,500
Accounts payable, accrued expenses and other liabilities	1,157,763
Total Current Liabilities	1,161,263
Commitments and Contingencies (Note 6)	-
Stockholder's Equity:	
Common stock - $1.00 par value;	
Authorized - 1,000 shares	
Issued and outstanding - 100 shares	100
Additional paid-in capital	291,306
Retained earnings	244,115
Total Stockholder's Equity	535,521
Total Liabilities and Stockholder's Equity	$ 1,696,784

The accompanying notes are an integral part of this statement.

1. Nature of Operations

Source Capital Group, Inc. (the "Company") organized and incorporated in the State of Delaware, as Source Securities Corp., commenced business on June 1, 1994 and on November 2, 2001 changed its name to Source Capital Group, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, it executes customer and principal transactions and performs underwriting and investment banking services.

The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a fully disclosed clearance agreement.

The Company is also licensed by the State of Connecticut, effective April 1, 2005, as a mortgage broker. In this capacity, it refers mortgage loan applicants to lending institutions for a fee.

2. Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers short-term investments in money market funds to be cash equivalents.

Income - Commissions and related expenses are recognized on a trade date basis.

Investment banking - Investment banking represents fees and commissions earned from private placement of securities and sale of interests in oil and gas limited partnerships. Fees are earned and recognized upon closing of each transaction.

Sale of investment company shares - Proceeds from the sale of investment company shares and the related commission expense are recognized when notification is received that a sale has been consummated.

Other securities revenue - Other securities revenue is derived from the following sources and is recognized in the following manner:

> Clearing service charges are recognized upon receipt of verified notification from the clearing agent; insurance commission income and related commission compensation are recorded when the insurance contract sale has been closed; and fund raising consulting income and related commission compensation are recorded as income and expense, respectively, when the client has received the capital contribution, for which the consulting fee is rendered.

Mortgage placement fees - Mortgage placement fees and related compensation expense are recognized upon closing of the related mortgage.

Income taxes - For income tax purposes, the Company's stockholder has elected for the Company to be treated as a small business corporation as provided in Section 1372(a) of the Internal Revenue Code and General Statute 12-217 of the State of Connecticut. As such, there will be no provision for federal and state income taxes as the Company's income or loss will be passed to the stockholder and combined with other personal income and deductions to determine taxable income on the stockholder's individual tax returns.

Property and equipment - Property and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income. Property and equipment are being depreciated on a straight-line basis over the estimated useful lives of the related assets.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Special Reserve Bank Account for the Exclusive Benefit of Customers

The Company is exempt under rule 15c3-3 of the Securities and Exchange Commission as it does not maintain customer accounts nor does it hold customer cash or securities.

4. Securities Owned

Securities owned consist of equity securities of corporate issues.

5. Employee Retirement Plan

The Company maintains an employee retirement plan under which employees may defer a portion of their annual compensation, pursuant to Section 401(k) of the Internal Revenue Code. The Company can match employee contributions up to a certain percentage of eligible compensation, as defined. Company contributions to the plan were $13,113 for the year ended December 31, 2006.

6. Commitments and Contingencies

The Company is obligated under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2006, are as follows:

2007	$ 407,594
2008	376,680
2009	365,532
2010	247,640
	$ 1,397,446

Occupancy expense for the year ended December 31, 2006 was $383,414. Occupancy expense is reported net of $35,700 of reimbursements from various sales representatives.

7. Net Capital Requirement

The Company is subject to the net capital rule 15c3-1 of the Securities and Exchange Commission which specifies uniform minimum net capital requirements, specifically, that the ratio of aggregate indebtedness to net capital, as those terms are defined, shall not exceed 15 to 1. The concept of the net capital rule is liquidity; the object being to require a broker or dealer to have at all times sufficient liquid assets to cover current indebtedness to all persons. At December 31, 2006, the Company had net capital, as defined, of $279,443, which exceeded the minimum requirement by $179,443, and had a capital ratio of 4.14 to 1.

The Company is also subject to a net capital requirement in connection with its security clearance agreement. The clearing broker requires the Company to maintain minimum net capital, as defined by SEC rule 15c3-1, of $100,000. At December 31, 2006, the Company was in compliance with the terms of this agreement.

8. Financial Instruments With Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities involve executions and settlement of various securities transactions. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations.

The Company maintains its cash balances in a financial institution. The balance is insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2006, the Company's uninsured cash balance in the financial institution totaled $346,367.

The Company records customer securities transactions on a settlement date basis, which is generally three business days after trade date. Related commission income and expenses are recorded on a trade date basis. The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counter-parties are unable to fulfill their contractual obligations.

END